

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 29, 2017

Mr. Walter S. Hulse, III
Chief Financial Officer, Executive V.P. Strategic Planning and Corporate Affairs
ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103

> **Re: ONEOK, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-13643**
> **ONEOK Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-12202**

Dear Mr. Hulse:

We have completed our review of your filings. We remind you that the companies and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products